Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com
                  --------------------

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen Announces Second Quarter 2003 Results

Mississauga, Ontario (July 23, 2003) - Vasogen (TSX:VAS; AMEX:VSV), today reported the results of operations for the second quarter of 2003. Comparative figures relate to the three-month and six-month periods ending May 31, 2003, and to the three-month and six-month periods ending May 31, 2002. All amounts referenced herein are in Canadian dollars, unless otherwise stated.

Cash, cash equivalents, and marketable securities held to maturity totalled $30.0 million at May 31, 2003, versus $42.7 million at year-end 2002. The total number of common shares outstanding at the end of the second quarter of 2003 was
52.0 million. Subsequent to the end of the second quarter, the Company completed a private placement for gross proceeds of US$37.9 million (Cdn$51.2 million), resulting in the issuance of 9.5 million shares at a price of US$4.00 per share.

The loss for the second quarter of 2003 was $7.3 million, or $0.14 per share, compared with a loss of $4.5 million, or $0.09 per share, in 2002. The loss for the six months ended May 31, 2003, was $12.8 million, or $0.25 per share, compared with a loss of $9.5 million, or $0.20 per share, in 2002. The increased loss resulted mainly from higher costs associated with the advancement of the Company's phase III clinical programs in chronic heart failure and peripheral arterial disease.

Research and development expenditures totalled $5.0 million in the second quarter of 2003, compared with $2.8 million in 2002. For the six months ended May 31, 2003, research and development expenses totalled $8.4 million, compared with $6.0 million in 2002. The increase in spending primarily reflects costs to support Vasogen's phase III programs.

General and administration expenditures totalled $2.6 million for the second quarter of 2003, compared with $1.9 million in 2002. For the six months ended May 31, 2003, general and administration expenses totalled $4.9 million, compared with $3.9 million in 2002. These increases resulted mainly from increases in insurance expense and other infrastructure costs associated with supporting the Company's clinical programs.

For the second quarter of 2003, investment income was comparable to the same period in 2002. For the six months ended May 31, 2003, investment income totalled $0.6 million, compared with $0.4 million for the same period in 2002.

An expanded Management's Discussion and Analysis for the quarter is accessible on Vasogen's Web site at www.vasogen.com.
                         ---------------




                                     -more-

Highlights:

o Vasogen announced the initiation of patient enrollment in its Phase III ACCLAIM trial in chronic heart failure. The Cleveland Clinic Foundation, Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, and l'Hopital Notre-Dame du CHUM (University of Montreal), were the first centers to enroll patients in the study. The ACCLAIM trial will enroll up to 2,000 patients with advanced chronic heart failure at approximately 100 leading cardiac centers in the United States and Canada.

o The primary outcome measure of Vasogen's ACCLAIM trial is the composite endpoint of all-cause mortality or hospitalization for cardiovascular causes (time to first event). The Global Principal Investigator and Chairman of the Steering Committee for the trial is James B. Young, MD, Medical Director of the Kaufman Center for Heart Failure and Head of the Section of Heart Failure and Cardiac Transplant Medicine at The Cleveland Clinic Foundation.

o Vasogen completed a private placement totalling US$37.9 million, resulting in the issuance of 9.5 million shares at a price of US$4.00 per share. Participants in the private placement included strategic and financial investors, including Quest Diagnostics, WPG Farber Fund, AIG Global Investment, China Development Industrial Bank, George Weiss Associates, Knott Partners, Oakmont Corporation, Straus Asset Management, Sceptre Investment Counsel, and AGF Management. Needham & Company acted as placement agent for the offering.

o Milton Packer, MD, Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center, a leading expert in the pathophysiology and treatment of heart failure, and Valentin Fuster, MD, PhD, Director of The Zena and Michael A. Wiener Cardiovascular Institute and The Marie-Josee and Henry R. Kravis Cardiovascular Health Center at the Mount Sinai School of Medicine, widely recognized as a leading expert in coronary disease, atherosclerosis, and thrombosis research, joined Vasogen's Scientific Advisory Board.

o The U.S. Patent and Trademark Office issued patent No. 6,572,895 covering the use of Vasogen's immune modulation therapy in the treatment of chronic heart failure.

A quarterly conference call will be conducted on Wednesday, July 23, 2003 at 4:10 p.m. Eastern Time. The conference can be accessed by calling 416-695-6120 or 1-877-461-2814 ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com

About Vasogen:
Vasogen is a leader in the research and commercial development of immune modulation therapies for the treatment of cardiovascular disease and other inflammatory disorders. Vasogen's immune modulation therapies are designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptosis. Vasogen's lead product is currently in pivotal phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. The Company is also developing immune modulation therapies for the treatment of additional indications, including neuro-inflammatory diseases.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
                             Financial Tables Below

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

--------------------------------------------------------------------------------------------------------------------------------
                                                                                 May 31,      November 30,
                                                                                  2003             2002
--------------------------------------------------------------------------------------------------------------------------------
                                                                               (Unaudited)
Assets
Current assets:
    Cash and cash equivalents                                                  $   1,263       $   2,024
    Marketable securities                                                         28,145          35,605
    Clinical supplies                                                              2,672           2,645
    Tax credits recoverable                                                        1,446           1,379
    Prepaid expenses and other receivables                                           787             518
    ----------------------------------------------------------------------------------------------------------------------------
                                                                                  34,313          42,171

Marketable securities                                                                547           5,086

Capital assets                                                                       797             707
Less accumulated amortization                                                        459             394
--------------------------------------------------------------------------------------------------------------------------------
                                                                                     338             313

Acquired technology                                                                4,081           4,081
Less accumulated amortization                                                      2,942           2,815

                                                                                   1,139           1,266

--------------------------------------------------------------------------------------------------------------------------------
                                                                               $  36,337       $  48,836
--------------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
    Accounts payable and accrued liabilities                                   $   3,367       $   3,330

Shareholders' equity:
    Share capital (note 2)                                                       126,900         126,673
    Deficit accumulated during the development stage                             (93,930)        (81,167)
    ----------------------------------------------------------------------------------------------------------------------------
                                                                                  32,970          45,506

--------------------------------------------------------------------------------------------------------------------------------
                                                                               $  36,337       $  48,836
--------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial s tatements

Interim Consolidated Statements of Operations and Deficit
(Unaudited, in thousands of Canadian dollars, except per share amounts)
--------------------------------------------------------------------------------------------------------------------------------
                                                                         Three months ended May 31,     Six months ended May 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                                             2003           2002          2003           2002
--------------------------------------------------------------------------------------------------------------------------------

Expenses:
    Research and development                                              $  4,955       $  2,807       $  8,424       $  6,015
    General and administration                                               2,612          1,862          4,889          3,855
--------------------------------------------------------------------------------------------------------------------------------

Loss before the undernoted                                                  (7,567)        (4,669)       (13,313)        (9,870)
Investment income                                                              232            191            550            364
--------------------------------------------------------------------------------------------------------------------------------

Loss for the period                                                         (7,335)        (4,478)       (12,763)        (9,506)
Deficit, beginning of period                                               (86,595)       (66,688)       (81,167)       (61,660)

--------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                    $(93,930)      $(71,166)      $(93,930)      $(71,166)
--------------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per share (note 2(b))                              $  (0.14)      $  (0.09)      $  (0.25)      $  (0.20)
--------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to interim consolidated financial statements


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Unaudited, in thousands of Canadian dollars)
---------------------------------------------------------------------------------------------------------------------
                                                 Three months ended May 31,           Six months ended May 31,
                                                      2003             2002              2003             2002
---------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
     Loss for the period                        $   (7,335)      $   (4,478)      $   (12,763)     $    (9,506)
     Items not involving cash:
         Amortization of capital assets
           and acquired technology                      99               92               193              185
         Foreign exchange loss                         146              233               341              152
         Stock compensation to
           non-employees                                22                -               121                -
     Change in non-cash operating
       working capital                                 274           (1,825)             (289)          (1,996)
---------------------------------------------------------------------------------------------------------------------
                                                    (6,794)          (5,978)          (12,397)         (11,165)

Financing:
     Shares issued for cash                              -           25,000                 -           25,000
     Share issue costs                                   -           (1,903)                -           (1,903)
     Warrants exercised for cash                         -                -                 -               25
     Options exercised for cash                         75               15                75              184
---------------------------------------------------------------------------------------------------------------------
                                                        75           23,112                75           23,306

Investments:
     Increase in capital assets                        (97)             (12)              (97)             (27)
     Purchases of marketable securities               (232)         (23,203)             (700)         (23,362)
     Maturities of marketable securities             7,405            5,062            12,373           11,471
---------------------------------------------------------------------------------------------------------------------
                                                     7,076          (18,153)           11,576          (11,918)

Foreign exchange loss on cash
   held in foreign currency                             (9)             (83)              (15)              (2)
---------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash
   equivalents                                         348           (1,102)             (761)             221

Cash and cash equivalents, beginning
   of period                                           915            2,510             2,024            1,187

---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period        $    1,263       $    1,408       $     1,263      $     1,408
---------------------------------------------------------------------------------------------------------------------
See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)
Three months and six months ended May 31, 2003
--------------------------------------------------------------------------------


Since its inception, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease and has not had any commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors. All amounts are expressed in Canadian dollars unless otherwise noted.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not conform in all respects to the requirements for GAAP for annual financial statements. These interim consolidated financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended November 30, 2002.

1.     Significant accounting policies:
These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements, with the exception of the Company's adoption of the following new Canadian accounting standards:

     (a)  Stock-based compensation:
          The Company adopted the new CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, effective for the quarter ended February 28, 2003. The Company will (i) maintain its current policy of accounting for employee stock-based compensation using the settlement method, and (ii) change its policy to record compensation costs for stock options issued on or after December 1, 2002 to non-employees at fair value. The fair value of the non-employee stock options granted after December 1, 2002 has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model based on the assumptions set out in note 2(c). This change in policy for the accounting of non-employee stock options has been applied prospectively. In addition, the Company will be disclosing the pro forma effect on operations as if the Company has measured employment options using the fair value method.

     (b)  Intangibles:
          The Company adopted the new Handbook Section 3062, Goodwill and Intangibles, effective for the quarter ended February 28, 2003. The Company's current policy is consistent with the new standard and will have no material impact on the Company's financial position or results of operations.

     (c)  Guarantees:
          The Company adopted the CICA's Accounting Guideline 14, Disclosure of Guarantees, effective for the quarter ended February 28, 2003. Accounting Guideline 14 requires certain disclosures to be made by the guarantor about its obligations under guarantees. Management believes there are no material guarantees for disclosure.

2.     Share capital:

     (a)  Common shares, employment options and warrants:



----------------------------------------------------------------------------------------------------------------------
                                                                             May 31, 2003            November 30, 2002
----------------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)
          Common shares                                                           51,975                       51,935
          Options                                                                  3,398                        2,271
          Warrants                                                                   875                          875
----------------------------------------------------------------------------------------------------------------------



     (b)  Basic and diluted loss per share:

----------------------------------------------------------------------------------------------------------------------
                                                                Three months ended May 31,    Six months ended May 31,
                                                                        2003         2002            2003         2002
----------------------------------------------------------------------------------------------------------------------

          Weighted average number of common shares outstanding:
             Basic                                                    51,950      47,782            51,942     46,554
----------------------------------------------------------------------------------------------------------------------

           Loss per share:
                Basic and diluted                                  $   (0.14)   $  (0.09)        $   (0.25) $   (0.20)
----------------------------------------------------------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)
Three months and six months ended May 31, 2003
--------------------------------------------------------------------------------


2.     Share capital (continued):
     (c)   Stock-based compensation:

          During the quarter ended May 31, 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to replace the Company's existing stock option plan (the "Existing Plan"). All future grants of options will be made from the new plans and no further option grants will be made under the Existing Plan. The Company reserved for issuance 2,000,000 common shares under the 2003 Employee Plan and 250,000 common shares under the 2003 Director Plan. Options granted under these plans will have a maximum term of 10 years and will generally vest over a period of up to four years. The exercise price shall not be less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option.

          Subsequent to November 30, 2002, the Company granted 705,345 options under the Existing Plan and 511,017 options under the 2003 Employee Plan.

          In addition, the Company received proceeds of $75,000 on the exercise of 40,000 options and 50,000 options were cancelled.

          At May 31, 2003, 1,738,983 employment options and warrants are available for grant.

          The fair value of the employee and non-employee stock-based compensation has been estimated at the grant date, for all grants made after November 30, 2002, under the following assumptions:

--------------------------------------------------------------------------------
          Dividend yield                                                       -
          Weighted average risk-free interest rate                         4.26%
          Volatility factor of the expected market price
             of the Company's common shares                                  81%
          Weighted average expected life
             of the employment options                                   4 years
--------------------------------------------------------------------------------

          The resulting weighted average, grant date fair value per share of the employee and non-employee stock-based compensation issued in 2003 was $2.80.

          CICA Handbook Section 3870 does not require the recording of compensation cost at fair value; it does require disclosure of pro forma net loss and loss per share information as if the Company had measured options issued to employees under the fair value method and recognizes the fair value over the vesting period. This information is as follows:

----------------------------------------------------------------------------------------
                                                           Six months ended May 31, 2002
----------------------------------------------------------------------------------------

          Loss for the period                                           $ (12,763)
          Compensation expense - employees                                   (689)
----------------------------------------------------------------------------------------
          Pro forma loss for the period                                 $ (13,452)
----------------------------------------------------------------------------------------

          Loss per share:
             Pro forma loss per share - basic and diluted               $  (0.26)
----------------------------------------------------------------------------------------

          The above pro forma disclosure excludes the effect of stock option awards granted before December 1, 2002. The effect of applying CICA Handbook Section 3870 to calculate employee compensation costs may not be representative of the effects on pro forma net loss in future periods.

3.     Segmented information:

The Company operates in one business segment, being the development of immune modulation therapies. The capital assets are primarily located in Canada and the acquired technology is located in Ireland.

4.     Subsequent event:
Subsequent to quarter end, the Company has completed a private placement raising gross proceeds of approximately $51.2 million (U.S. $37.9 million), resulting from the issuance of 9,477,986 shares at a price of U.S. $4.00 per share.

In addition, the Company issued 360,000 warrants for services in connection with the completion of the offering. Each warrant entitles the holder to acquire one unit for U.S. $4.69 at any time on or before July 2, 2006.